Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We consent to the incorporation by reference in the registration statements (Nos. 333-163860 and 333-53422) on Form S-8 of the Canadian National Railway Company of our report dated June 19, 2012, with respect to the statements of net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Canadian National Railway Company Management Savings Plan for U.S. Operations.

/s/KPMG LLP

Denver, Colorado
June 19, 2012